AMERICAN BEACON FUNDS
A CLASS
DISTRIBUTION PLAN
     WHEREAS, the American Beacon Funds (the “Trust”) is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management investment company; and
     WHEREAS, the Trust, on behalf of one or more designated portfolios presently existing or hereafter established (hereinafter referred to as “Funds”), desires to adopt an A Class Distribution Plan pursuant to Rule l2b-1 under the 1940 Act and the Board of Trustees of the Trust (“Board”) has determined that there is a reasonable likelihood that adoption of this Distribution Plan will benefit the A Class shares of a Fund and its shareholders; and
     WHEREAS, the Trust retains a registered broker-dealer (“Distributor”) as distributor of the securities of which it is the issuer;
     NOW, THEREFORE, the Trust, with respect to its Funds’ A Class shares, hereby adopts this Distribution Plan (the “Plan”) in accordance with Rule l2b-1 under the 1940 Act on the following terms and conditions:
     1. Each Fund listed on Schedule A of this Plan, as such schedule may be amended from time to time, is authorized to pay to the Distributor, to American Beacon Advisors, Inc. (“AmBeacon”), and/or to such other entities as approved by the Board, distribution and/or shareholder services fees for the A Class shares of a Fund an aggregate fee at the rate of up to 0.25% on an annualized basis of the average daily net assets of the A Class shares of each such Fund which has approved this Plan in accordance with the conditions of approval set forth herein. Such fees shall be calculated and accrued daily and paid either monthly, quarterly, or at such other intervals as shall be determined or ratified by the Board. The distribution and shareholder service fees shall be payable by a Fund regardless of whether those fees exceed or are less than the actual expenses incurred by the Distributor, AmBeacon and/or other applicable parties with respect to such Fund in a particular year.
     2. The Distributor, AmBeacon, or any other entity approved by the Board pursuant to paragraph 1, may spend such amounts as it deems appropriate on any activities or expenses intended to result or relate to the sale and/or retention of Fund shares and the servicing of Fund shareholders, including, but not limited to, (a) compensation paid to registered representatives of the Distributor and/or to participating dealers or to any other persons that have entered into agreements with the Distributor, (b) salaries and other expenses of the Distributor or other party relating to selling or servicing efforts, (c) expenses of organizing and conducting sales seminars, printing of prospectuses, statements of additional information and reports for other than existing shareholders, (d) preparation and distribution of advertising materials and sales literature and other sales promotion expenses, and/or (e) ongoing services to A Class shareholders of a Fund.
     3. This Plan shall not take effect with respect to a Fund unless it first has been approved, together with any related agreements, by votes of a majority of both (a) the Board and (b) those Trustees of the Trust who are not “interested persons” of the Trust and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (“Independent Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on such approval; and until the Trustees who approve the Plan’s taking effect with respect to such Fund have reached the conclusion required by Rule 12b-1(e) under the 1940 Act.
     4. After approval as set forth in paragraph 3, this Plan shall take effect and continue in full force and effect with respect to a Fund for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.
     5. The Distributor or AmBeacon shall provide to the Board, and the Board shall review, at least quarterly, a written report of the amounts expended with respect to the A Class shares of each applicable Fund by such recipient under this Plan and the purposes for which such expenditures were made.
     6. Nothing in this Plan shall operate or be construed to limit the extent to which the Fund’s investment adviser or any other person, other than the Fund, may incur costs and bear expenses associated with the distribution of shares of beneficial interest in a Fund. The Fund’s investment adviser and other parties may from time to time make payments to third parties out of their advisory or other fee, including payments for fees for shareholder servicing and transfer agency functions. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of shares issued by a Fund within the context of Rule 12b-1 under the 1940 Act, such payments shall be authorized by this Plan.
     7. Notwithstanding any other provision, a Fund may not compensate a broker-dealer for any sale or distribution of the Fund’s shares by directing to the broker-dealer (a) portfolio transactions or (b) commissions, mark-ups, mark-downs or other fees received from executions effected through any other broker-dealer.
     8. This Plan may be terminated with respect to A Class shares of any Fund at any time by vote of the Board, by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of A Class shares of such Fund.
     9. This Plan may not be amended to increase materially the amount of fees provided for in paragraph 1 hereof unless such amendment is approved in the manner provided for Board approval in paragraph 3 hereof. Any other material amendment to the Plan may not be made unless such amendment is approved in the manner provided for approval in paragraph 3 hereof.
     10. While this Plan is in effect, the Board shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act to the extent applicable.
     11. As used in this Plan, the terms “majority of the outstanding voting securities” and “interested person” shall have the same meaning as those terms have in the 1940 Act.
     12. The Trust shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.
Date: February 16, 2010

AMERICAN BEACON FUNDS
A CLASS
DISTRIBUTION PLAN
SCHEDULE A
     As noted in Paragraph 1 of the attached Plan, the following Funds have adopted the American Beacon Funds A Class Distribution Plan:

Balanced Fund	Mid-Cap Value Fund
Emerging Markets Fund	Retirement Income and Appreciation Fund
Global Real Estate Fund	Short-Term Bond Fund
High Yield Bond Fund	Small Cap Value Fund
Intermediate Bond Fund	Treasury Inflation Protected Securities Fund
International Equity Fund	Zebra Large Cap Equity Fund
Large Cap Growth Fund	Zebra Small Cap Equity Fund
Large Cap Value Fund
Dated: February 16, 2010.